UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )

                             ISO BLOCK PRODUCTS,USA, INC.
- ------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  Common Stock

- ------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  464900 10 9
- ------------------------------------------------------------------------------
                                (CUSIP NUMBER)

      Robert W. Brunson, 2250 North 1500 West, Ogden, UT 84404 (801) 395-2796
- ------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 16, 2000

- ------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC (08-00)
CUSIP No.  464900 10 9

(1)     Names of Reporting Persons

          I.R.S. Identification Nos. of above persons (entities only)

          ROBERT W. BRUNSON
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          00

          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          USA

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                    40,900,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With

                       --------------------------------------------------------
                      (10)     Shared Dispositive Power
                               42,900,000

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          42,900,000
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          81.46%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          IN
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 464900 10 9
         -----------

  (1)     Names of Reporting Persons

          I.R.S. Identification Nos. of above persons (entities only)

          Debra Brunson

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          00

          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          USA

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power

  Number of                    2,000,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                      (10)     Shared Dispositive Power

                               42,900,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          42,900,000

          ---------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          81.46%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          IN

          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                ATTACHMENT TO STATEMENT FILED UNDER SCHEDULE 13D


ITEM 1:  SECURITY AND ISSUER

        This statement under Schedule 13D is filed with respect to common stock, no par value ("common stock") of ISO Block Products, USA, Inc. ("Company"), whose principal executive office is at 2250 North 1500 West, Ogden, UT 84404.

ITEM 2: IDENTITY AND BACKGROUND

        This  statement  is filed  for  Robert  Brunson  and his  spouse,  Debra
Brunson.

        The information for Robert Brunson is as follows:

        a.   Robert W. Brunson

        b.   Mr. Brunson's address is at 2250 North 1500 West, Ogden, Utah 84404

        c. Mr. Brunson is employed as President/CEO of Iso Block Products USA, Inc. Its principal executive office is located at 2250 North 1500 West, Ogden, Utah 84404

        d.   None

        e.   None

        f.   USA

        The information for Debra Brunson is as follows:

        a.   Debra Brunson

        b.   Mrs.  Brunson  residence  is at 2250 North 1500 West,  Ogden,  Utah
84404

        c.   Mrs. Brunson is a Director of Iso-Block Products USA

        d.   None

        e.   None

        f.   USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The common stock with respect to which this statement is filed was acquired on August 16, 2000 in exchange for stock of Cryocon, Inc., pursuant to an Agreement and Plan of Reorganization between Cryocon, Inc. and Iso Block Products,USA. The value of the Cryocon stock exchanged for the stock of Iso Block was $33,720,000. For purposes of this determination, the common stock of Company was valued at $3.372 per share.

ITEM 4. PURPOSE OF TRANSACTION

        The stock was acquired by the reporting persons by way of the Agreement and Plan of Reorganization described in Item 3 as an investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        a. Robert Brunson owns beneficially 40,900,000 shares of Iso-Block's common stock, which constituted 77.11% of its outstanding stock on August 16, 2000. Mr. Brunson also owns a subordinated note convertible into 1,775,000 share of common stock. The stock is owned in the name of Robert Brunson and is owned as marital property with his wife, Debra Brunson. Debra Brunson, in her name, owns an additional 2,000,000 shares. These shares are, also owned as marital property with her husband Robert Brunson. As marital property Robert and Debra Brunson owns 42,900,000, which constituted 81.46% of Iso-Block's outstanding stock on August 16, 2000

        b. Robert W. Brunson has the sole power to vote the 40,900,000 shares held in his name.

        c. Neither reporting party has anything to report under this sub item.

        d. Neither reporting party has anything to report under this sub item.

        e.      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The reporting parties own the Company common stock as marital property. 40,900,000 shares of the stock is held in the name of Robert Brunson. The reporting parties have no agreements with respect to any securities of Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        See attached exhibit regarding the agreement of the reporting parties that this schedule is filed on behalf of each of them.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2000             /s/ Robert W. Brunson
                             -------------------------
                                Robert W. Brunson

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2000             /s/ Debra Brunson
                             -------------------------
                                Debra Brunson

                  EXHIBIT TO STATEMENT FILED UNDER SCHEDULE 13D

        The undersigned each agrees that the statement to which this exhibit is attached is filed on behalf of each of them.

August 25, 2000             /s/ Robert W. Brunson
                             -------------------------
                                Robert W. Brunson

August 25, 2000             /s/ Debra Brunson
                             -------------------------
                                Debra Brunson